EXHIBIT 21.1
SUBSIDIARIES
OF
DATASCOPE CORP.
     The following table lists, as of June 30, 2008, the direct and indirect subsidiaries of Datascope Corp., the jurisdiction of organization and the percentage of voting securities owned by the immediate parent of each subsidiary:

	Where	%of
	Incorporated	Voting Stock

Datascope Investment Corp.	New Jersey	100

Datascope B.V.	Netherlands	100
Datascope Medical Co. Ltd.	United Kingdom	100
Datascope S.A.R.L.	France	100
Datascope GmbH	Germany	100
InterVascular S.A.S.	France	100
Datascope SL	Spain	100
Datascope Interventional GmbH	Germany	100
Datascope Service B.V.	Netherlands	100
Datascope Japan G.K.	Japan	100
Datascope Japan K.K.	Japan	100

Bioplex Corp.	Delaware	100

Genisphere Inc.	Delaware	89

InterVascular, Inc.	Delaware	100
InterVascular S.A.R.L.	France	100
InterVascular GmbH	Germany	100
Datascope Italia S.r.l.	Italy	100
Datascope SPRL	Belgium	100
Datascope Trademark Corp.	Delaware	100
InterVascular C, Inc.	Delaware	100
InterVascular V, Inc.	Delaware	100